                                                                      EXHIBIT 12

                             ILLINOIS POWER COMPANY
                STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO
                                  FIXED CHARGES
                             (THOUSANDS OF DOLLARS)

                                                                          Year Ended December 31,
                                                 -----------------------------------------------------------------------
                                                   2002           2001          2000           1999             1998
                                                   ----           ----          ----           ----             ----
Earnings Available for Fixed Charges:
Net Income (Loss)                                $160,695       $166,179       $134,935      $113,089        ($1,552,435)
   Add:
     Income Taxes:
       Current                                     15,486         15,859       (102,704)       47,639              7,556
       Deferred - Net                              25,212         25,619        111,935         8,083            (30,203)
     Allocated income taxes                        64,933         76,693         75,047        16,992             (3,506)
     Investment tax credit - deferred              (1,422)          (950)          (982)       (1,339)            (8,256)
     Income tax effect of CPS impairment               --             --             --            --         (1,143,252)
     Interest on long-term debt                    94,738        104,861        115,329       124,261            106,879
     Amortization of debt expense and
       premium-net, and other interest charges     18,135         18,638         23,795        24,190             28,107
     One-third of all rentals (Estimated to be
       representative of the interest
       component)                                   2,442          2,250          3,285         3,836              4,054
     Interest on in-core fuel                          --             --             --         4,424              3,716
                                                 --------       --------       --------      --------        -----------
Earnings (loss) available for fixed charges      $380,219       $409,149       $360,640      $341,175        ($2,587,340)
                                                 ========       ========       ========      ========        ===========
Fixed charges:
   Interest on long-term debt                     $94,738       $104,861       $115,329      $124,261         $  106,879
   Amortization of debt expense and
     premium-net, and other interest charges       18,135         18,638         23,795        29,830             35,829
   One-third of all rentals (Estimated to be
     representative of the interest component)      2,442          2,250          3,285         3,836              4,054
                                                 --------       --------       --------      --------        -----------
Total Fixed Charges                              $115,315       $125,749       $142,409      $157,927         $  146,762
                                                 ========       ========       ========      ========        ===========
Ratio of earnings to fixed charges                   3.30           3.25           2.53          2.16            N/A*
                                                 ========       ========       ========      ========        ===========
                                                                                                                 (1)

* Earnings were inadequate to cover fixed charges. Additional earnings (thousands) of $2,734,102 for 1998 were required to attain a one-to-one ratio of earnings to fixed charges.

(1) The ratio of earnings to fixed charges would still be N/A if the write-off related to Clinton Impairment was excluded from the above calculation.